Exhibit 99.1

MEDIA RELEASE

SMART Reports Second Quarter 2012 Financial Results

•	Revenue of $210.3 million
•	Gross margin of 46%
•	Adjusted EBITDA of $49.5 million
•	Adjusted Net Income of $31.2 million

CALGARY, Alberta, November 3, 2011 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2011.

“We are very pleased with our second quarter operating performance, as our solid execution and continued demand for our collaboration solutions enabled us to deliver results consistent with our expectations, despite the difficult macro environment for education funding,” stated Nancy Knowlton, President and CEO, SMART Technologies. “Healthy growth in attachment products, increasing adoption of our new solutions and solid demand in international markets positively impacted our performance. In addition, our recent efforts in the corporate segment are gaining traction as we grow our business-focused channel and our solutions continue to resonate with business customers.”

Knowlton continued, “Looking ahead, we remain focused on investing in our key growth initiatives, which include expanding into underpenetrated markets within our core education business, strengthening our presence in the corporate segment and continuing to invest in our integrated solutions. At the same time, we also expect to benefit from productivity enhancements and cost-savings initiatives, including those associated with the transitioning of our Ottawa assembly operations to contract manufacturers in low-cost jurisdictions. We continue to expect that revenue for fiscal 2012 will be flat to down 5% compared to fiscal 2011, and that Adjusted Net Income will be approximately consistent with fiscal 2011.”

GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2011	2010	2011	2010
Revenue	$210.3	$222.7	$412.7	$441.9
Net Income	$0.6	$44.3	$23.6	$49.3

Non-GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2011	2010	2011	2010
Adjusted EBITDA	$49.5	$69.8	$96.7	$135.4
Adjusted Net Income	$31.2	$38.7	$59.0	$68.8

Total revenue for the second quarter of fiscal 2012 was $210.3 million, a decrease of 6% compared to $222.7 million in the prior-year period. Revenue for the quarter grew in both EMEA and in the Rest of the World, up 2% and 32% year over year, respectively, with North America down 11%. In terms of unit sales, 107,932 SMART Board™ interactive whiteboards and interactive displays were sold in the quarter, compared to 117,723 units sold in the prior-year period. Average selling price for the second quarter was $1,264, compared to $1,315 in the prior-year period. Total revenue for the first half of fiscal 2012 was $412.7 million, a decrease of 7% over the prior-year period. Revenue in the first half of the year increased in both EMEA and in the Rest of the World, up 4% and 26% year over year, respectively, while North America declined 12%. Average selling price for the first half of fiscal 2012 was $1,346, an increase of 2% compared to $1,315 in the prior-year period.

Gross profit for the second quarter of fiscal 2012 was $97.0 million, compared to $116.1 million in the prior-year period. Gross margin for the second quarter was 46%, compared to 52% for the same period last year. Gross margin was impacted by an inventory write-down in connection with the closure of our Ottawa assembly facility, costs incurred related to the introduction of a new line of projectors and the impact of sales in emerging markets.

Adjusted EBITDA for the second quarter of fiscal 2012 was $49.5 million, representing an Adjusted EBITDA margin of 23%, compared to $69.8 million or 31% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $0.6 million for the second quarter of fiscal 2012, compared to $44.3 million in the prior-year period. GAAP EPS was $0.00 based on 123.7 million weighted-average shares outstanding, compared to $0.38 based on 116.5 million weighted-average shares outstanding during the same period last year. GAAP net income during the quarter ended September 30, 2011, included a $22.7 million non-cash foreign exchange loss, primarily due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to a $14.7 million foreign exchange gain included in the same period last year.

Adjusted Net Income for the second quarter of fiscal 2012 was $31.2 million, compared to $38.7 million in the same period last year. Adjusted EPS was $0.25 based on 123.7 million weighted-average shares outstanding, compared to $0.33 based on 116.5 million weighted-average shares outstanding for the second quarter of fiscal 2011.

As of September 30, 2011 SMART had cash and cash equivalents of $84.0 million and $292.8 million of debt outstanding.

Conference call information

SMART will host a conference call today, November 3, 2011, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 18511634. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 13, 2011, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 18511634.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the continuing adoption of our core solutions, the attainment of financial objectives, the execution of our growth strategy, the expansion of our presence into underpenetrated markets within the core education segment, the expansion of our presence in the corporate segment, the realization of productivity enhancements and cost savings, and the investment in our sales and research and development activities.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the twelve months ended March 31, 2011, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Consolidated Statement of Operations
Revenue	$210.3	$222.7	$412.7	$441.9
Cost of sales	113.3	106.6	215.4	215.1

Gross margin	97.0	116.1	197.3	226.8
Operating expenses
Selling, marketing and administration	42.7	41.4	88.9	83.3
Research and development	12.3	12.7	25.6	24.4
Depreciation and amortization	7.7	8.1	15.3	16.7
Restructuring costs	4.5	—	4.5	—

Operating income	29.8	53.9	63.0	102.4
Non-operating expenses
Other income, net	(0.1)	(0.1)	(0.2)	(0.3)
Interest	4.1	8.0	8.2	21.5
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3

Income before income taxes	3.1	60.7	33.6	74.9
Income tax expense	2.5	16.4	10.0	25.6

Net income	$0.6	$44.3	$23.6	$49.3

Earnings per share
Basic and diluted earnings per share	$0.00	$0.38	$0.19	$0.36
Weighted-average number of shares outstanding
Basic	123,651,870	116,544,684	123,712,000	137,739,521
Diluted	124,330,620	116,544,684	124,390,750	137,739,521
Period end number of shares outstanding	123,116,502	123,772,791	123,116,502	123,772,791
Selected Data
Revenue by geographic location
North America	$139.5	$157.6	$293.3	$333.0
Europe, Middle East and Africa	50.6	49.8	84.5	81.2
Rest of World	20.2	15.3	34.9	27.7

	$210.3	$222.7	$412.7	$441.9

Revenue change(1)	(5.6)%	25.3%	(6.6)%	31.4%
As a percent of revenue
Gross margin	46.1%	52.1%	47.8%	51.3%
Selling, marketing and administration	20.3%	18.6%	21.5%	18.9%
Research and development	5.8%	5.7%	6.2%	5.5%
Adjusted EBITDA(2)	$49.5	$69.8	$96.7	$135.4
Adjusted EBITDA as a percentage of revenue(2)(3)	23.2%	30.6%	23.1%	29.9%
Adjusted Net Income(4)	$31.2	$38.7	$59.0	$68.8
Adjusted Net Income per share(4)(5)	$0.25	$0.33	$0.48	$0.50
Total number of SMART Board interactive whiteboards sold	107,932	117,723	205,669	233,645
Average selling price of SMART Board interactive whiteboards sold(6)	$1,264	$1,315	$1,346	$1,315

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the increase in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards, SMART Board interactive displays and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	September 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$84.0	$119.0
Trade receivables	113.4	105.0
Other current assets	7.6	9.3
Income taxes recoverable	0.4	—
Inventory	95.0	81.8
Deferred income taxes	10.8	12.2

	311.2	327.3
Property and equipment	105.8	117.2
Goodwill and intangible assets	71.3	76.3
Deferred income taxes	20.8	17.2
Deferred financing fees	5.8	8.2

	$514.9	$546.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$105.6	$116.1
Deferred revenue	30.7	31.5
Income taxes payable	—	2.9
Current portion of long-term debt	3.1	3.1

	139.4	153.6
Long-term debt	289.7	336.3
Other long-term liabilities	0.1	—
Deferred revenue	84.9	88.0
Deferred income taxes	10.2	11.6

	524.3	589.5
Shareholders’ deficit
Share capital	715.0	721.8
Accumulated other comprehensive loss	(4.7)	(11.9)
Additional paid-in capital	18.6	8.7
Deficit	(738.3)	(761.9)

	(9.4)	(43.3)

	$514.9	$546.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended September 30,
	2011	2010
Cash provided by (used in)

Operations
Net income	$23.6	$49.3
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	17.1	19.0
Non-cash interest expense on long-term debt	1.4	7.7
Loss on foreign exchange	23.3	2.2
Stock-based compensation	5.6	1.8
Deferred income tax recovery	(6.1)	(5.6)
Loss on disposal of property and equipment	0.2	—
Change in non-cash working capital	(38.2)	(41.4)

Cash provided by operating activities	26.9	33.0

Investing
Business acquisition	—	(74.0)
Capital expenditures	(10.4)	(12.8)
Intangible assets	—	(0.1)

Cash used in investing activities	(10.4)	(86.9)

Financing
Proceeds from IPO, net	—	134.3
Financing fees paid	—	(1.4)
Repurchase of common shares	(2.9)	—
Repayment of debt	(46.5)	(182.8)
Participant equity loan plan, net	0.2	8.1

Cash used in financing activities	(49.2)	(41.8)

Effect of exchange rate changes on cash and cash equivalents	(2.3)	3.0

Net decrease in cash and cash equivalents	(35.0)	(92.7)
Cash and cash equivalents, beginning of period	119.0	230.2

Cash and cash equivalents, end of period	$84.0	$137.5

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Adjusted EBITDA
Net income	$0.6	$44.3	$23.6	$49.3
Income tax expense	2.5	16.4	10.0	25.6
Depreciation in cost of sales	0.9	0.5	1.8	2.3
Depreciation and amortization	7.7	8.1	15.3	16.7
Interest expense	4.1	8.0	8.2	21.5
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3
Change in deferred revenue(1)	3.4	5.4	5.4	11.1
Stock-based compensation	2.1	1.8	5.6	1.8
Acquisition costs	—	0.1	—	1.1
Costs of restructuring(2)	5.6	—	5.6	—
Other income, net	(0.1)	(0.1)	(0.2)	(0.3)

Adjusted EBITDA(3)	$49.5	$69.8	$96.7	$135.4

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $11.7 million and $10.3 million in the three months ended September 30, 2011 and 2010, respectively, and we deferred revenue of $21.9 million and $20.4 million in the six months ended September 30, 2011 and 2010, respectively.
(2)	Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statement of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.
(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Adjusted Net Income
Net income	$0.6	$44.3	$23.6	$49.3
Adjustments to net income
Amortization of intangible assets	2.4	2.4	4.8	4.2
Foreign exchange loss (gain)	22.7	(14.7)	21.4	6.3
Change in deferred revenue	3.4	5.4	5.4	11.1
Stock-based compensation	2.1	1.8	5.6	1.8
Acquisition costs	—	0.1	—	1.1
Costs of restructuring(1)	5.6	—	5.6	—

	36.2	(5.0)	42.8	24.5
Tax impact on adjustments(2)	5.6	0.6	7.4	5.0

Adjustments to net income, net of tax	30.6	(5.6)	35.4	19.5

Adjusted Net Income(3)	$31.2	$38.7	$59.0	$68.8

Adjusted Net Income per share
Basic and diluted earnings per share	$0.00	$0.38	$0.19	$0.36
Adjustments to net income, net of tax, per share	0.25	(0.05)	0.29	0.14

Adjusted Net Income per share	$0.25	$0.33	$0.48	$0.50

(1)	Includes restructuring costs of $4.5 million disclosed in the Company’s Consolidated Statement of Operations and $1.1 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.
(2)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(3)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2011 SMART Technologies. SMART Board, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.